Chicago
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vedderprice.com
April 24, 2017
Jacob C. Tiedt
Associate
+1 312 609 7697
jtiedt@vedderprice.com

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Elizabeth Bentzinger, Esq.

Re:	Nuveen Real Asset Income and Growth Fund (the “Registrant”)
Registration Statement on Form N-14
File No. 333-216753

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on April 12, 2017 with respect to the Registrant’s Registration Statement on Form N-14 filed on March 16, 2017 (the “Registration Statement”) relating to the issuance of common shares in connection with the proposed reorganization of Diversified Real Asset Income Fund (the “Target Fund”) into the Registrant (the “Reorganization”). The Registrant and the Target Fund are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. All page references refer to the initial Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant is filing Pre-Effective Amendment No. 1 to the Registration Statement concurrently herewith to address the comments of the staff, to complete all missing information in the Joint Proxy Statement/Prospectus and Statement of Additional Information and to file exhibits in Part C of the Registration Statement.

General

Comment (1)    Please provide the staff with the accounting survivor analysis for the Reorganization.

Response:    The accounting survivor analysis for the Reorganization is attached hereto as Appendix A.

Joint Proxy Statement/Prospectus

Comment (2)    Please explain supplementally whether the Target Fund Board considered a tender offer as an alternative to the Reorganization. If a tender offer was considered by the Target Fund Board, please disclose and discuss why the Reorganization was the preferred alternative in applicable sections of the Joint Proxy Statement/Prospectus.

U.S. Securities and Exchange Commission

April 24, 2017

Response:    For the information of the staff, the Target Fund Board did not specifically consider a tender offer in connection with its consideration of the Reorganization, which is intended to combine two Funds with the same investment objectives and substantially similar policies. The Target Fund Board has from time to time considered and authorized tender offers for other purposes, and between October 2014 and December 2015 the Target Fund conducted three tender offers, each resulting in the purchase by the Target Fund of 10% of its then outstanding common shares at 99% of net asset value.

Comment (3)    When describing the whole loan and related investments of the Target Fund, please make the description of such consistent throughout the Joint Proxy Statement/Prospectus.

Response:    The Registrant has revised the disclosure.

Comment (4)    In the Q&A section, in the response to “Why has each Fund’s Board recommended the Reorganization?,” please discuss the potential impact that the issuance of additional common shares by the Registrant may have on the Registrant’s trading discount.

Response:    The Registrant has revised the disclosure.

Comment (5)    In the Q&A section, in the second paragraph of the response to “As a result of the Reorganization, will shareholders of the Target Fund receive new shares in exchange for their current shares?,” and in “Proposal No. 1” under the heading “B. Information About the Reorganization—Terms of the Reorganization—General,” please clarify that the issuance of additional common shares by the Registrant will result in shareholders holding a smaller percentage of the Fund.

Response:    The Registrant has revised the disclosure.

Comment (6)    In the Q&A section, in the response to “Will the Reorganization impact Fund distributions to shareholders?,” please clarify the meaning of “Nuveen’s scaled governance platform.” Additionally, please clarify the meaning of “following the recoupment of Reorganization expenses borne by each Fund.”

Response:    The Registrant has revised the disclosure.

Comment (7)    Please add a Q&A that discusses that the Funds have different Boards, that the Funds’ Boards have different sizes, that certain members of the Registrant’s Board are “interested persons” and that the Registrant has a staggered board structure.

Response:    The Registrant has revised the disclosure.

Comment (8)    Please add a Q&A that discusses that the Funds have the same Adviser and Sub-Adviser and that the Adviser and Sub-Adviser are anticipated to continue in their respective roles following the Reorganization.

Response:    The Registrant has revised the disclosure.

U.S. Securities and Exchange Commission

April 24, 2017

Comment (9)    In the Q&A section, in the response to “How do I vote my shares?,” please state that shareholders may vote in person and discuss the process for doing so.

Response:    The Registrant has revised the disclosure.

Comment (10)    On page ii of the Joint Proxy Statement/Prospectus, please clarify the effect abstentions and broker non-votes will have on voting of each of the proposals.

Response:    The Registrant has revised the disclosure.

Comment (11)    Also on page ii of the Joint Proxy Statement/Prospectus, please revise the disclosure to indicate whether broker-dealer firms may vote shares against approval of the “routine” proposals.

Response:    The Registrant has revised the disclosure.

Comment (12)    In “Proposal No. 1,” under the heading “A. Synopsis—Comparison of the Acquiring Fund and the Target Fund—Investment Objectives and Policies,” and elsewhere in the Joint Proxy Statement/Prospectus, please consider either using a more streamlined definition of “real assets” that applies to each Fund or add disclosure regarding the differences between the different definitions of “real assets” used by the Funds.

Response:    The Joint Proxy Statement/Prospectus includes both the Target Fund’s definition of “real asset related investments” and the Registrant’s definition of “real asset related companies,” each of which reflects the investment policies adopted by the applicable Fund. Accordingly, the Registrant does not believe it is appropriate to modify the definitions. The Registrant has revised the disclosure to include additional clarity regarding the differences between these defined terms.

Comment (13)    In “Proposal No. 1,” under the heading “A. Synopsis—Comparison of the Acquiring Fund and the Target Fund—Investment Objectives and Policies,” please discuss that each Fund has a sector group focus on the energy, telecommunications, utilities and materials sectors and an industry group focus on the real estate and transportation industries.

Response:    The Registrant has revised the disclosure.

Comment (14)    In “Proposal No. 1,” under the heading “A. Synopsis—Comparison of the Acquiring Fund and the Target Fund—Board Members and Officers,” please discuss that the Acquiring Fund Board operates under a unitary structure and oversees multiple Nuveen-sponsored funds.

Response:    The Registrant has revised the disclosure.

Comment (15)    In “Proposal No. 1,” under the heading “A. Synopsis—Comparison of the Acquiring Fund and the Target Fund—Investment Adviser,” please move footnote no. 1 so that it is on the same page(s) as the text that it references.

U.S. Securities and Exchange Commission

April 24, 2017

Response:    The Registrant has revised the disclosure.

Comment (16)    Please revise the disclosure to include a statement to the effect that a discussion regarding the basis for each Board’s approving the applicable Fund’s investment advisory and sub-advisory agreements is available in the Fund’s annual or semi-annual report.

Response:    The Registrant has revised the disclosure.

Comment (17)    In “Proposal No. 1,” under the headings “A. Synopsis—Comparative Risk Information” and “B. Risk Factors,” please include risk disclosure, as applicable, relating to each Fund’s active and frequent trading of securities and investments in real assets, natural resources, convertible securities, exchange-traded notes, other investment companies and master limited partnerships.

Response:    The Registrant has revised the disclosure.

Comment (18)    In “Proposal No. 1,” under the heading “A. Synopsis—Comparative Risk Information—Non-U.S. Securities Risk; Emerging Market Risk; Foreign Currency Risk,” please discuss each Fund’s investment strategies relating to emerging markets.

Response:    The Registrant has revised the disclosure.

Comment (19)    In the Comparative Fee Table, the Comparative Performance Table and the Capitalization Table, please consider using the Funds’ full names.

Response:    The Registrant has revised the disclosure.

Comment (20)    In the Comparative Fee Table, the Comparative Performance Table and the Capitalization Table, please consider using information for the Target Fund as of the end of the six-month period ended November 30, 2016, or another date more recent than May 31, 2016.

Response:    The historical information for the Target Fund presented in the Comparative Fee Table has been revised to reflect information for the six-month semi-annual period ended November 30, 2016 (annualized). The information for the Target Fund presented in the Comparative Performance Table and the Capitalization Table are for the twelve-month period ended, and as of, December 31, 2016.

Comment (21)    Please explain supplementally why more principal risks are discussed under the heading “Proposal No. 1—B. Risk Factors” than under the heading “Proposal No. 1—A. Synopsis—Comparative Risk Information.”

Response:    The Registrant has increased the summary risk disclosure under the heading “Proposal No. 1—A. Synopsis—Comparative Risk Information” to include certain additional risks disclosed under the heading “Proposal No. 1—B. Risk Factors.” The Registrant notes that, because the Synopsis contains a brief summary, some related risks have been grouped together in the Synopsis.

U.S. Securities and Exchange Commission

April 24, 2017

Comment (22)    In “Proposal No. 1,” under the heading “B. Risk Factors—General Risks of Investing in the Funds,” please briefly describe any restrictions on the Registrant’s present or applicable future ability to pay dividends with respect to any class of securities.

Response:    The Registrant has revised the disclosure under the heading “B. Risk Factors—General Risks of Investing in the Funds—Leverage Risk” to include a discussion of restrictions on the Registrant’s ability to pay dividends under certain circumstances.

Comment (23)    Please confirm supplementally that the discussion of the Target Fund Board’s consideration of the Reorganization includes a discussion of any considerations that were not in favor of the Reorganization.

Response:    The Registrant has been advised that the principal factors considered by the Target Fund Board in approving the Reorganization, whether positive or negative, are set forth and discussed under the heading “C. Information About the Reorganization—Target Fund Board’s Reasons for the Reorganization” and that such disclosure is consistent with the Board record. Such factors include both positive and less favorable factors, such as the potential for economies of scale and, as an example of a less favorable factor, that the Target Fund will bear most of the total costs of the Reorganization.

Comment (24)    With respect to “Proposal No. 1,” under the heading “B. Information About the Reorganization—Expenses Associated with the Reorganization,” please clarify that the portion of the Reorganization-related expenses to be borne by each Fund will be reflected in the Fund’s net asset value.

Response:    The Registrant has revised the disclosure.

Comment (25)    In “Proposal No. 1,” in the final two paragraphs under the heading “B. Information About the Reorganization—Material Federal Income Tax Consequences of the Reorganization,” please delete redundant statements to the effect that shareholders should consult their own tax advisers regarding the tax consequences of the Reorganization.

Response:    The Registrant has revised the disclosure.

Comment (26)    Noting that the Funds have different Boards, and with reference to the requisite level of approval required for Target Fund shareholders to approve Proposal No. 1 as described under the heading “Proposal No. 1—B. Information About the Reorganization—Shareholder Approval” and elsewhere in the Joint Proxy Statement/Prospectus, please confirm supplementally that the Reorganization will be approved by a “majority of the outstanding voting securities” of the Target Fund as defined in Section 2(a)(48) of the 1940 Act, as required by Rule 17a-8 under the 1940 Act.

Response:    As disclosed in the Joint Proxy Statement/Prospectus, the Target Fund’s declaration of trust requires that the Reorganization be approved by the affirmative vote of the holders of a majority (more than 50%) of the Target Fund’s outstanding common shares. Section 2(a)(48) of the 1940 Act defines the “majority of the outstanding voting securities” of a fund to mean the lesser of (a) 67% or more of the voting securities present at a shareholder

U.S. Securities and Exchange Commission

April 24, 2017

meeting, if the holders of more than 50% of the outstanding voting securities of the fund are present or represented by proxy; or (b) more than 50% of the outstanding voting securities of the fund. Because common shares are the Target Fund’s only outstanding voting securities, a majority (more than 50%) of the Target Fund’s outstanding common shares will necessarily be greater than or equal to the lesser of (a) or (b).

Comment (27)    In the table under the heading “Proposal No. 1—B. Information About the Reorganization—Description of Common Shares to Be Issued by the Acquiring Fund; Comparison to the Target Fund—Common Share Price Data,” please add information regarding the Registrant’s common shares for the fiscal quarter ended March 31, 2017.

Response:    The Registrant has revised the disclosure.

Comment (28)    In the paragraph immediately following the table under the heading “Proposal No. 1—B. Information About the Reorganization—Description of Common Shares to Be Issued by the Acquiring Fund; Comparison to the Target Fund—Common Share Price Data,” please provide the net asset value per share for each Fund.

Response:    The Registrant has revised the disclosure.

Comment (29)    In “Proposal No. 1,” under the heading “D. Additional Information About the Investment Policies—Comparison of the Investment Objectives and Policies of the Acquiring Fund and the Target Fund—Investment Policies and Objectives,” please clarify where a specific policy applies to only one Fund.

Response:    The Registrant has revised the disclosure.

Comment (30)    In “Proposal No. 2,” please add a statement to the effect that shareholders should review Proposal No. 1 for additional information regarding the Reorganization.

Response:    The Registrant has revised the disclosure.

Comment (31)    In the third to last paragraph of “Proposal No. 2,” please clarify that a majority of the votes cast means more than 50%.

Response:    The Registrant has revised the disclosure

Comment (32)    In “Proposal No. 3,” please add disclosure to the effect that Target Fund shareholders are being asked to elect Board Members so that the Fund may continue to be governed by its current Board Members, and avoid vacancies on the Board, in the event the Agreement and Plan of Reorganization is not approved by the Fund’s shareholders or the reorganization is not consummated in a timely manner.

Response:    The Registrant has added the requested disclosure.

U.S. Securities and Exchange Commission

April 24, 2017

Comment (33)    In “Proposal No. 3,” in the table under the heading “Board Nominees/Board Members,” please add a column disclosing other directorships held by the Board Members during the past five years.

Response:    The Registrant has revised the disclosure.

Comment (34)    In “Proposal No. 3,” under the heading “Board Members Investments in the Fund,” please consider presenting the information as of a more recent, practicable date.

Response:    The Registrant has revised the disclosure.

Comment (35)    In “Proposal No. 3,” under the heading “Board Leadership Structure and Risk Oversight—Governance Committee,” please briefly discuss whether the committee will consider nominees suggested by shareholders.

Response:    The Registrant has revised the disclosure.

Comment (36)    In “Proposal No. 3,” under the heading “Board Leadership Structure and Risk Oversight—Board Diversification and Board Member Qualifications,” please add disclosure to explain the statement “Each Board Member served as Board Member of the predecessor funds to the Fund, as noted in the descriptions below.”

Response:    The Registrant has revised the disclosure.

Comment (37)    In “Proposal No. 4,” under the heading “Board Member Investments in the Fund,” please consider presenting the information as of a more recent, practicable date.

Response:    The Registrant has revised the disclosure.

Comment (38)    In the “General Information” section, under the heading “Expenses of Proxy Solicitation,” please clarify that the figure representing the total costs of the Reorganization is an estimate for all costs related to the Reorganization and the Annual Meetings, including the proposals relating to the elections of Board Members.

Response:    The figure representing the total costs of the Reorganization is an estimate of all costs related to the Reorganization but does not include other costs related to the Annual Meetings, including the proposals relating to the elections of Board Members. The Registrant has revised the disclosure accordingly

Comment (39)    In the “General Information” section, under the heading “Expenses of Proxy Solicitation,” please clarify that the costs of Computershare Fund Services are included in the estimated costs of the Reorganization.

Response:    The Registrant has revised the disclosure.

U.S. Securities and Exchange Commission

April 24, 2017

Comment (40)    Please explain supplementally whether the opinion letter of Ropes & Gray LLP to be issued under the Agreement and Plan of Reorganization will be filed as an exhibit to the Registration Statement.

Response:    The opinion letter of Ropes & Gray LLP, in its capacity as counsel to the Target Fund, to be issued under the Agreement and Plan of Reorganization will not be filed as an exhibit to the Registration Statement. That opinion letter will be issued to the Registrant at the closing of the Reorganization in satisfaction of a contractual closing condition. That opinion letter will not be an opinion as to the legality of the securities being registered (Item 16.11 of Form N-14), will not support the tax matters and consequences to shareholders discussed in the Joint Proxy Statement/Prospectus (Item 16.12 of Form N-14), will not be relied on in preparing the Registration Statement (Item 16.14 of Form N-14) and is not otherwise required to be filed as an exhibit to the Registration Statement under Item 16 of Form N-14.

Statement of Additional Information

Comment (41)    In the Statement of Additional Information under the heading “Portfolio Transactions and Brokerage,” please replace instances of “two years” with “three years” to correctly describe the brokerage commission information presented in the table.

Response:    The Registrant has revised the disclosure.

Part C/Exhibits

Comment (42)    Please file a copy of the final, executed Agreement and Plan of Reorganization as an exhibit to an amendment to the Registration Statement (e.g., the post-effective amendment to which the final, executed tax opinion letter is filed as an exhibit).

Response:    The Registrant will file a copy of the final, executed Agreement and Plan of Reorganization as an exhibit to a post-effective amendment to the Registration Statement.

Comment (43)    Please confirm supplementally that the legality opinion letter and the tax opinion letter to be filed as exhibits 11 and 12 to the Registration Statement, respectively, will each comply with the requirements of Division of Corporation Finance’s Staff Legal Bulletin No. 19.

Response:    The Registrant has been advised that counsel believes that the opinion letters will comply in all material respects with the principles of Staff Legal Bulletin No. 19. The Registrant notes that the Bulletin does not address transactions of the type described in the Registration Statement, nor is there written guidance on certain of the broad standards in the Bulletin. The Registrant also notes that, consistent with prior discussions with the staff and pursuant to an undertaking in the Registration Statement, the Registrant will file a final tax opinion letter following the closing of the Reorganization.

Comment (44)    Please note that the new auditor consents will need to filed as exhibits to any pre-effective amendment to the Registration Statement.

U.S. Securities and Exchange Commission

April 24, 2017

Response:    New auditor consents are being filed as exhibits to Pre-Effective Amendment No. 1 to the Registration Statement.

Please direct your questions and/or comments regarding this filing to Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7697.

Very truly yours,

/s/ Jacob C. Tiedt

Jacob C. Tiedt

Attorney at Law

JCT/cet

APPENDIX A

DIVERSIFIED REAL ASSET INCOME FUND AND NUVEEN REAL ASSET INCOME AND GROWTH FUND

SURVIVING FUND ANALYSIS

For the reasons discussed below, Nuveen Fund Advisors, LLC (“Nuveen Fund Advisors” or the “Adviser”), Diversified Real Asset Income Fund (the “Target Fund”) and Nuveen Real Asset Income and Growth Fund (the “Acquiring Fund” and together with the Target Fund, the “Funds” or each, a “Fund”) believe that the Acquiring Fund is the appropriate survivor of the reorganization of the Target Fund into the Acquiring Fund.1

Corporate Structure:

Each of the Funds is organized as a Massachusetts business trust. The Acquiring Fund will be the legal survivor of the reorganization.

The Target Fund and the Acquiring Fund have different boards of trustees with no common members. Following the reorganization, the board of trustees of the Acquiring Fund will continue to oversee the surviving fund.

In addition, the Target Fund and the Acquiring Fund have different board structures; namely, while all members of the Target Fund’s board of trustees serve one-year terms and stand for election annually, the Acquiring Fund’s board of trustees is divided into three classes with staggered multi-year terms, such that only the members of one of the three classes stand for election each year. Following the reorganization, the surviving fund will retain the Acquiring Fund’s staggered board structure.

Investment Adviser and Sub-Adviser; Portfolio Managers:

Nuveen Fund Advisors is the investment adviser to each Fund and is responsible for each Fund’s overall investment strategy. The Adviser has entered into a sub-advisory agreement with Nuveen Asset Management, LLC (the “Sub-Adviser”), a registered investment adviser and wholly-owned subsidiary of the Adviser, with respect to each Fund under which the Sub-Adviser manages the investment portfolio of each Fund. The Adviser and the Sub-Adviser will continue as the investment adviser and sub-adviser, respectively, to the surviving fund following the reorganization pursuant to the Acquiring Fund’s current investment advisory and sub-advisory agreements.

Brenda A. Langenfeld, Jay L. Rosenberg, Tryg T. Sarsland and Jeffrey T. Schmitz are the named portfolio managers of the Acquiring Fund. Ms. Langenfeld and Messrs. Rosenberg, Sarsland and Schmitz, along with John G. Wenker, are the named portfolio managers of the Target Fund. The four named portfolio managers of the Acquiring Fund will continue to act as the portfolio managers of the surviving fund following the reorganization.

[1]	See AICPA Accounting and Audit Guide for Investment Companies, with conforming changes as of May 1, 2013 (factors to determine accounting survivor).

A-1

Expense Structures and Expense Ratios:	The expense structures of the Funds are similar; however, there are certain differences. Each Fund’s management fee consists of two components—a fund-level fee, based only on the amount of assets within the Fund, and a complex-level fee, based on the aggregate amount of all eligible fund assets managed by the Adviser. The complex-level fee schedule is identical for the two Funds. The fund-level fee rates at the lowest asset levels also are identical for the two Funds; however, the breakpoints for the fund-level fee differ. Following the Reorganization, the Acquiring Fund will adopt a revised breakpoint schedule for its fund-level fee that differs from the current breakpoint schedules of both the Acquiring Fund and the Target Fund and that will result in a lower effective management fee rate at current asset levels. To the extent of any other differences in fees and expenses, the Acquiring Fund’s fees and expenses will apply to the surviving fund following the reorganization.

Investment Objectives, Policies and Restrictions:

The Funds have the same investment objective. The Funds also have substantially similar investment policies and restrictions; however there are certain differences. The primary difference between the investment policies and restrictions of the Acquiring Fund and those of the Target Fund is that the Target Fund’s policies and restrictions (including its 80% investment policy and its fundamental investment restriction relating to investment in real estate) expressly permit investment in whole loans, loan participations and other mortgage-related interests, reflective of the fact that the Target Fund has historically invested a material portion of its assets in whole loans, while the Acquiring Fund’s investment policies and restrictions do not specifically contemplate investment in such instruments. The other investment policies, as well as the fundamental investment restrictions, of the Funds are substantially similar, with certain minor differences.

To the extent of any differences in the investment policies and restrictions of the Funds, the policies and restrictions of the Acquiring Fund will apply to the surviving fund following the reorganization. The Acquiring Fund will retain certain whole loans and mortgage-related interests currently held by the Target Fund, but does not intend to invest in such instruments going forward.

Portfolio Composition:	Historically, the Target Fund invested a substantial portion of its investment portfolio in whole loans, loan participations and other mortgage-related interests. As a result of on-going sales activities in connection with repositioning of the Target Fund’s investment portfolio, the Target Fund’s holdings of such investments have declined and represented 4.6% of the Target Fund’s investment portfolio as of December 31, 2016. The composition of the remainder of the Target Fund’s investment portfolio is substantially similar to the composition of the Acquiring Fund’s investment portfolio. It is not expected that the Funds will sell any portfolio investments in connection with the reorganization. Immediately following the reorganization, it is expected that the surviving fund’s investment portfolio will contain a small allocation (approximately 2.8%) to whole loans and mortgage-related interests acquired from the Target Fund, with the expectation that these positions would be wound down over time, and the remainder of the surviving fund’s investment portfolio will resemble the current investment portfolio of the Acquiring Fund. Accordingly, it is expected that the portfolio composition of the surviving fund following the reorganization will more closely resemble that of the Acquiring Fund over time.

A-2

Asset Size:	As of December 31, 2016, the Acquiring Fund had approximately $249.7 million in total managed assets, and the Target Fund had approximately $462.2 million in total managed assets.

Fund Inception Dates:	The Acquiring Fund has an operating history more than two years longer than that of the Target Fund. The Acquiring Fund’s inception date was April 25, 2012, and the Target Fund’s inception date was September 8, 2014.

In terms of the structure of the transaction, upon the closing of the reorganization the Target Fund will transfer substantially all of its assets to the Acquiring Fund in exchange for common shares of the Acquiring Fund and the assumption by the Acquiring Fund of substantially all of the liabilities of the Target Fund. The Target Fund will then be liquidated, dissolved and terminated in accordance with applicable law. Target Fund shareholders will become shareholders of the Acquiring Fund. Holders of common shares of the Target Fund will receive newly issued common shares of the Acquiring Fund, the aggregate net asset value of which will be equal to the aggregate net asset value of the common shares of the Target Fund held immediately prior to the reorganization (including, for this purpose, fractional Acquiring Fund common shares to which shareholders would be entitled). Fractional common shares will be aggregated and sold on the open market for the account of holders of all such fractional interests and such shareholders will receive a pro-rata share of the proceeds from such sale in cash in lieu of such fractional shares.

Considering the factors outlined in the AICPA Accounting and Audit Guide for Investment Companies and in light of the foregoing supportive analysis, the Adviser and the Funds believe that the Acquiring Fund is the appropriate survivor of the reorganization.

*        *        *         *        *

A-3